Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS TO SELL PART OF ITS GREEN AMENITY SERVICES

ARNHEM, The Netherlands—March 17, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it will sell part of its Dutch green amenities activities to BTL, a Dutch peer company in this field. The sale includes the unit called Bomendienst (Tree Services) and a number of other contracting activities related to the design and maintenance of green amenities (landscaping, tree and plant care). These activities are non-core to ARCADIS. The transaction will involve the transfer of 50 employees to BTL. The annual effect on gross revenues for ARCADIS amounts to € 6.5 million. Further financial details were not disclosed.

The sale is consistent with ARCADIS' strategy for contracting activities in the Netherlands, which is aimed at providing turnkey services and a reduction of its own contracting capabilities. By concentrating on know-how and project management services and outsourcing the actual contracting to third parties, ARCADIS focuses on providing higher added value services to its clients. For the employees, the transaction provides enhanced continuity, as green amenities are a core business activity for BTL. With this acquisition, BTL strengthens its market position in The Netherlands.

BTL is market leader in green amenities services in The Netherlands. With 550 employees and 8 operating companies it has national coverage from 18 locations. BTL provides complete landscaping care in urban and rural areas, among which realization and maintenance of green amenities, sports pitches, industrial estates, recreational areas and graveyards. Specialist services include tree care, (tropical) inside plant use and roof gardens. Its primary clients are government organizations, private sector companies and institutions.

ARCADIS is a leading, global, knowledge-driven consulting and engineering company, active in the fields of infrastructure, buildings, environment, and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

For more information contact:
Marc Lamers tel: *31-26-3778286, e-mail: m.c.j.lamers@arcadis.nl
Visit us on the web: www.arcadis-global.com

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